UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 13)

CareView Communications, Inc.

(Name of Issuer)

Common Stock, $.001 Par Value Per Share

(Title Class of Securities)

141743104

(CUSIP Number)

HealthCor Management, L.P.

Carnegie Hall Tower

152 West 57th Street, 43rd Floor

New York, New York 10019

Attention: Anabelle Perez Gray

(212) 622-7731

With a Copy to:

Eugene McDermott

Locke Lord LLP

2800 Financial Plaza

Providence, RI 02903

(401) 276-6471

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 26, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 20 Pages)

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 141743104	13D	Page 2 of 20

(1)	NAME OF REPORTING PERSON

HealthCor Management, L.P.

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS
WC

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER
0

	(8)	SHARED VOTING POWER
34,527,845

	(9)	SOLE DISPOSITIVE POWER
0

	(10)	SHARED DISPOSITIVE POWER
34,527,845

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
34,527,845

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
19.9%

(14)	TYPE OF REPORTING PERSON
PN

CUSIP NO. 141743104	13D	Page 3 of 20

(1)	NAME OF REPORTING PERSON

HealthCor Associates, LLC

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS
AF

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER
0

	(8)	SHARED VOTING POWER
34,527,845

	(9)	SOLE DISPOSITIVE POWER
0

	(10)	SHARED DISPOSITIVE POWER
34,527,845

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
34,527,845

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
19.9%

(14)	TYPE OF REPORTING PERSON
OO- limited liability company

CUSIP NO. 141743104	13D	Page 4 of 20

(1)	NAME OF REPORTING PERSON

HealthCor Hybrid Offshore Master Fund, L.P.

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS
AF

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER
0

	(8)	SHARED VOTING POWER
34,527,845

	(9)	SOLE DISPOSITIVE POWER
0

	(10)	SHARED DISPOSITIVE POWER
34,527,845

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
34,527,845

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
19.9%

(14)	TYPE OF REPORTING PERSON
PN

CUSIP NO. 141743104	13D	Page 5 of 20

(1)	NAME OF REPORTING PERSON

HealthCor Hybrid Offshore GP, LLC

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS
AF

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER
0

	(8)	SHARED VOTING POWER
34,527,845

	(9)	SOLE DISPOSITIVE POWER
0

	(10)	SHARED DISPOSITIVE POWER
34,527,845

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
34,527,845

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
19.9%

(14)	TYPE OF REPORTING PERSON
OO-limited liability company

CUSIP NO. 141743104	13D	Page 6 of 20

(1)	NAME OF REPORTING PERSON

HealthCor Group, LLC

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS
AF

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER
0

	(8)	SHARED VOTING POWER
34,527,845

	(9)	SOLE DISPOSITIVE POWER
0

	(10)	SHARED DISPOSITIVE POWER
34,527,845

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
34,527,845

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
19.9%

(14)	TYPE OF REPORTING PERSON
OO-limited liability company

CUSIP NO. 141743104	13D	Page 7 of 20

(1)	NAME OF REPORTING PERSON

HealthCor Partners Management, L.P.

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS
WC

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER
0

	(8)	SHARED VOTING POWER
32,734,333

	(9)	SOLE DISPOSITIVE POWER
0

	(10)	SHARED DISPOSITIVE POWER
32,734,333

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
32,734,333

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
19.0%

(14)	TYPE OF REPORTING PERSON
PN

CUSIP NO. 141743104	13D	Page 8 of 20

(1)	NAME OF REPORTING PERSON

HealthCor Partners Management GP, LLC

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS
AF

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER
0

	(8)	SHARED VOTING POWER
32,734,333

	(9)	SOLE DISPOSITIVE POWER
0

	(10)	SHARED DISPOSITIVE POWER
32,734,333

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
32,734,333

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
19.0%

(14)	TYPE OF REPORTING PERSON
OO- limited liability company

CUSIP NO. 141743104	13D	Page 9 of 20

(1)	NAME OF REPORTING PERSON

HealthCor Partners Fund, L.P.

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS
AF

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER
0

	(8)	SHARED VOTING POWER
32,734,333

	(9)	SOLE DISPOSITIVE POWER
0

	(10)	SHARED DISPOSITIVE POWER
32,734,333

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
32,734,333

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
19.0%

(14)	TYPE OF REPORTING PERSON
PN

CUSIP NO. 141743104	13D	Page 10 of 20

(1)	NAME OF REPORTING PERSON

HealthCor Partners L.P.

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS
AF

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER
0

	(8)	SHARED VOTING POWER
32,734,333

	(9)	SOLE DISPOSITIVE POWER
0

	(10)	SHARED DISPOSITIVE POWER
32,734,333

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
32,734,333

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
19.0%

(14)	TYPE OF REPORTING PERSON
PN

CUSIP NO. 141743104	13D	Page 11 of 20

(1)	NAME OF REPORTING PERSON

HealthCor Partners GP, LLC

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS
AF

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER
0

	(8)	SHARED VOTING POWER
32,734,333

	(9)	SOLE DISPOSITIVE POWER
0

	(10)	SHARED DISPOSITIVE POWER
32,734,333

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
32,734,333

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
19.0%

(14)	TYPE OF REPORTING PERSON
OO- limited liability company

CUSIP NO. 141743104	13D	Page 12 of 20

(1)	NAME OF REPORTING PERSON

Jeffrey C. Lightcap

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS
AF, PF

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER
1,839,250

	(8)	SHARED VOTING POWER
32,734,333

	(9)	SOLE DISPOSITIVE POWER
1,839,250

	(10)	SHARED DISPOSITIVE POWER
32,734,333

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
34,573,583

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
19.9%

(14)	TYPE OF REPORTING PERSON
IN

CUSIP NO. 141743104	13D	Page 13 of 20

(1)	NAME OF REPORTING PERSON

Arthur Cohen

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS
AF, PF

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER
2,139,221

	(8)	SHARED VOTING POWER
67,262,178

	(9)	SOLE DISPOSITIVE POWER
2,139,221

	(10)	SHARED DISPOSITIVE POWER
67,262,178

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
69,401,399

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
33.2%

(14)	TYPE OF REPORTING PERSON
IN

CUSIP NO. 141743104	13D	Page 14 of 20

(1)	NAME OF REPORTING PERSON

Joseph Healey

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS
AF, PF

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER
1,576,500

	(8)	SHARED VOTING POWER
67,262,178

	(9)	SOLE DISPOSITIVE POWER
1,576,500

	(10)	SHARED DISPOSITIVE POWER
67,262,178

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
68,838,678

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
33.1%

(14)	TYPE OF REPORTING PERSON
IN

CUSIP NO. 141743104	13D	Page 15 of 20

This Amendment No. 13 to Schedule 13D (the “Amendment”) amends and supplements the beneficial ownership statement on Schedule 13D originally filed with the Securities and Exchange Commission on May 2, 2011, as amended by Amendment No. 1 filed October 3, 2011, Amendment No. 2 filed January 3, 2012, Amendment No. 3 filed February 2, 2012, Amendment No. 4 filed October 2, 2012, Amendment No. 5 filed April 5, 2013, Amendment No. 6 filed October 2, 2013, Amendment No. 7 filed January 3, 2014, Amendment No. 8 filed January 21, 2014, Amendment No. 9 filed July 1, 2014, Amendment No. 10 filed January 6, 2015, Amendment No. 11 filed February 20, 2015 and Amendment No. 12 filed April 12, 2015 (collectively, the “Original Statement”). The persons filing this Amendment are HealthCor Management, L.P., HealthCor Associates, LLC, HealthCor Hybrid Offshore Master Fund, L.P., HealthCor Hybrid Offshore GP, LLC, HealthCor Group, LLC, HealthCor Partners Management, L.P., HealthCor Partners Management GP, LLC, HealthCor Partners Fund, L.P., HealthCor Partners, L.P., HealthCor Partners GP, LLC, Jeffrey C. Lightcap, Joseph Healey and Arthur Cohen. The Original Statement, as amended by this Amendment (the “Statement”), relates to the shares of Common Stock of CareView Communications, Inc., par value $0.001 (the "Common Stock").

Capitalized terms used herein but not defined shall have the meanings ascribed to them in the Original Statement. This Amendment amends the Original Statement as specifically set forth herein. Except as set forth below, all previous Items in the Original Statement remain unchanged.

The Amendment is being filed for the purpose of reflecting (a) the entry into the Subordination and Intercreditor Agreement and amendments to certain other agreements described under Item 6 of this Statement and (b) the interest payments paid in kind on the 2011 Notes, 2012 Notes, 2014 Notes and 2015 Notes on June 30, 2015.

Item 5.     Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety as follows:

(a)          Collectively, the Reporting Persons beneficially own an aggregate of 72,817,149 shares of Common Stock, representing (i) 6,266,061 shares of Common Stock that may be acquired upon conversion of the 2015 Notes (including interest paid in kind through June 30, 2015), (ii) 14,953,671 shares of Common Stock that may be acquired upon conversion of the 2014 Notes (including interest paid in kind through June 30, 2015), (iii) 6,090,444 shares of Common Stock that may be acquired upon conversion of the 2012 Notes (including interest paid in kind through June 30, 2015), (iv) 26,807,705 shares of Common Stock that may be acquired upon conversion of the 2011 Notes (including interest paid in kind through June 30, 2015), (v) 11,782,859 shares of Common Stock that may be acquired upon exercise of the 2011 Warrants, (vi) 4,000,000 shares of Common Stock that may be acquired upon exercise of the 2014 Warrants (vii) 1,916,409 shares of Common Stock that may be acquired upon exercise of the 2015 Warrants and (viii) 1,000,000 shares of Common Stock that may be acquired upon exercise of the Sixth Amendment Warrants (the 2011 Warrants, the 2014 Warrants, the 2015 Warrants and the Sixth Amendment Warrants together, the “Warrants”). This aggregate amount represents approximately 34.3% of the Issuer’s outstanding common stock, based upon 139,380,742 shares outstanding, as reported outstanding as of May 13, 2015 in the Issuer’s most recent Quarterly Report on Form 10-Q, and gives effect to the conversion of all 2011 Notes, 2012 Notes, 2014 Notes and 2015 Notes held by the Reporting Persons into Common Stock and the exercise of all Warrants held by the Reporting Persons.

CUSIP NO. 141743104	13D	Page 16 of 20

Of this amount:

(i) HCP Fund is the beneficial owner of (A) 2,012,115 shares of Common Stock underlying the current principal amount of the 2015 Note issued to it (including interest paid in kind through June 30, 2015), (B) 6,965,420 shares of Common Stock underlying the current principal amount of the 2014 Note issued to it (including interest paid in kind through June 30, 2015), (C) 2,836,929 shares of Common Stock underlying the current principal amount of the 2012 Note issued to it (including interest paid in kind through June 30, 2015), (D) 12,487,029 shares of Common Stock underlying the current principal amount of the 2011 Note issued to it (including interest paid in kind through June 30, 2015), (E) 465,800 shares of Common Stock that it has a right to acquire upon exercise of its Sixth Amendment Warrant, (F) 615,384 shares of Common Stock that it has a right to acquire upon exercise of its 2015 Warrant, (G) 1,863,200 shares of Common Stock that it has a right to acquire upon exercise of its 2014 Warrant and (H) 5,488,456 shares of Common Stock that it has a right to acquire upon exercise of its 2011 Warrant;

(ii) By virtue of their relationship to HCP Fund, described in more detail under Item 2 of this Statement, each of HealthCor Partners, L.P., HCPGP, HealthCor Partners Management, L.P., and HCPMGP may be deemed to share beneficial ownership with HCP Fund of the shares of Common Stock beneficially owned by the HCP Fund;

(iii) Hybrid Fund is the beneficial owner of (A) 7,988,251 shares of Common Stock underlying the current principal amount of the 2014 Note issued to it (including interest paid in kind through June 30, 2015), (B) 3,253,515 shares of Common Stock underlying the current principal amount of the 2012 Note issued to it (including interest paid in kind through June 30, 2015), (C) 14,320,676 shares of Common Stock underlying the current principal amount of the 2011 Note issued to it (including interest paid in kind through June 30, 2015), (D) 534,200 shares of Common Stock that it has a right to acquire upon exercise of its Sixth Amendment Warrant, (E) 2,136,800 shares of Common Stock that it has a right to acquire upon exercise of its 2014 Warrant and (F) 6,294,403 shares of Common Stock that it has a right to acquire upon exercise of its 2011 Warrant;

(iv) By virtue of their relationship to Hybrid Fund, described in more detail under Item 2 of this Statement, each of Offshore GP, Group, HealthCor Management, L.P., and Associates may be deemed to share beneficial ownership with Hybrid Fund of the shares of Common Stock beneficially owned by the Hybrid Fund;

(v) By virtue of his relationship to HCP Fund, Mr. Lightcap may be deemed to share beneficial ownership of the shares of Common Stock beneficially owned by the HCP Fund. In addition, Mr. Lightcap is the beneficial owner, through a retirement account, of (A) 1,408,481 shares of Common Stock underlying the current principal amount of the 2015 Note purchased by him under the Fifth Amendment (including interest paid in kind through June 30, 2015) and (B) 430,769 shares of Common Stock that he has a right to acquire upon exercise of his 2015 Warrant;

(vi) By virtue of his relationship to HCP Fund and Hybrid Fund, Mr. Cohen may be deemed to share beneficial ownership of the shares of Common Stock beneficially owned by each of the Funds. In addition, Mr. Cohen is the beneficial owner of (A) 1,638,196 shares of Common Stock underlying the current principal amount of the 2015 Note purchased by him under the Fifth Amendment (including interest paid in kind through June 30, 2015) and (B) 501,025 shares of Common Stock that he has a right to acquire upon exercise of his 2015 Warrant; and

CUSIP NO. 141743104	13D	Page 17 of 20

(vii) By virtue of his relationship to HCP Fund and Hybrid Fund, Mr. Healey may be deemed to share beneficial ownership of the shares of Common Stock beneficially owned by each of the Funds. In addition, Mr. Healey is the beneficial owner of (A) 1,207,269 shares of Common Stock underlying the current principal amount of the 2015 Note purchased by him under the Fifth Amendment (including interest paid in kind through June 30, 2015) and (B) 369,231 shares of Common Stock that he has a right to acquire upon exercise of his 2015 Warrant.

The filing of this Statement shall not be construed as an admission that any of the Reporting Persons is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any of the shares of Common Stock owned by the Funds or any other Reporting Person. Pursuant to Rule 13d-4, each of the Reporting Persons disclaims such beneficial ownership.

(b)          The information in Items 7 through 10 of each cover page to this Statement is incorporated by reference into this Item 5(b).

(c)          On June 30, 2015, the Issuer paid in-kind interest on the 2011 Notes in the amounts of $472,994 and $542,450, on the 2012 Notes in the amounts of $107,459 and $123,239, and on the 2014 notes in the amounts of $84,429 and $96,827, in each case to HCP Fund and Hybrid Fund, respectively, and paid in-kind interest on the 2015 Notes in the amounts of $31,706, $22,194, $25,814 and $19,024 to HCP Fund, Mr. Lightcap, Mr. Cohen and Mr. Healey, respectively. Except as set forth in the previous sentence, the Reporting Persons have effected no transactions relating to the Common Stock during the past 60 days.

(d)-(e)   Inapplicable.

Item 6.     CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 is hereby amended and supplemented as follows:

On June 26, 2015, the Issuer entered into a Credit Agreement (the “Credit Agreement”) with PDL BioPharma, Inc., as administrative agent and lender (“PDL”). In connection with the Credit Agreement, HCP Fund, Hybrid Fund and the other holders of 2015 Notes entered into a Subordination and Intercreditor Agreement dated June 26, 2015 (the “Subordination Agreement”) with PDL pursuant to which the parties agreed that the obligations of the Issuer under the Purchase Agreement, including its obligations under the 2011 Notes, the 2012 Notes, the 2014 Notes and the 2015 Notes, would be subordinated to the obligations of the Issuer to PDL or its successors or assigns under the Credit Agreement, subject to and in accordance with the terms thereof.

Also on June 26, 2015, in connection with the execution of the Credit Agreement, HCP Fund and Hybrid Fund, as holders of a majority in principal amount of the Notes thereunder, entered into a Seventh Amendment to Note and Warrant Purchase Agreement (the “Seventh Amendment”), amending the Note and Warrant Purchase Agreement originally dated April 21, 2011, in order to (i) permit the Issuer and its relevant subsidiaries to incur or guarantee the indebtedness contemplated under the Credit Agreement, (ii) permit the Issuer to issue certain warrants to purchase Common Stock to PDL as contemplated under the Credit Agreement, and (iii) make certain changes to the covenants of the Issuer thereunder, including covenants relating to investments and acquisitions, related party transactions, distributions and redemptions, sale of assets, permitted indebtedness and permitted encumbrances, in order to conform those provisions to similar covenants contained in the Credit Agreement.

At the same time, HCP Fund and Hybrid Fund entered into allonges to their 2011 Notes, their 2012 Notes and their 2014 Notes, and HCP Fund and certain other holders of 2015 Notes collectively representing a majority in principal amount of the 2015 Notes entered into allonges to the 2015 Notes, in each case in order to acknowledge the Subordination Agreement and to amend the events of default to include the acceleration of, or the failure to make payments under, other indebtedness in amounts equal to or greater than $500,000 (increased from $250,000). In addition, the allonges to each of the 2011 Notes and 2012 Notes amended the maturity date of such notes such that if the Tranche Two Funding (as defined in the Credit Agreement) occurs, then the maturity date of the 2011 Notes and 2012 Notes would be extended until 90 days after the earlier of the Tranche Two Maturity Date (as defined in the Credit Agreement) or the date on which the Tranche Two Loan (as defined in the Credit Agreement) is repaid in full, provided that the maturity date will not be earlier than the original maturity date of such Notes or later than December 31, 2022.

CUSIP NO. 141743104	13D	Page 18 of 20

HCP Fund and Hybrid Fund, as holders of a majority of the Registrable Securities under (and as defined in) the Registration Rights Agreement dated April 21, 2011 between the Issuer and the investors named therein (the “HealthCor Registration Rights Agreement”), also entered into an amendment to the HealthCor Registration Rights Agreement in order to make the priority of registration in certain underwritten offerings conducted in accordance with such agreement consistent with similar terms contained in the Issuer’s Registration Rights Agreement with PDL dated June 26, 2015.

Item 7. MATERIAL TO BE FILED AS EXHIBITS

Item 7 is hereby supplemented as follows:

Exhibit No.	Description

28	Subordination and Intercreditor Agreement (incorporated by reference to Exhibit 10.02 to the Issuer’s Current Report on Form 8-K filed June 30, 2015.
29	Seventh Amendment to Note and Warrant Purchase Agreement (incorporated by reference to Exhibit 10.08 to the Issuer’s Current Report on Form 8-K filed on June 30, 2015).
30	Amendment to Registration Rights Agreement (incorporated by reference to Exhibit 10.09 to the Issuer’s Current Report on Form 8-K filed on June 30, 2015).
31	Allonge No. 1 to the Issuer’s Senior Secured Convertible Note issued April 21, 2011 to HCP Fund (incorporated by reference to Exhibit 10.10 to the Issuer’s Current Report on Form 8-K filed on June 30, 2015).
32	Allonge No. 1 to the Issuer’s Senior Secured Convertible Note issued April 21, 2011 to Hybrid Fund (incorporated by reference to Exhibit 10.11 to the Issuer’s Current Report on Form 8-K filed on June 30, 2015).
33	Allonge No. 1 to the Issuer’s Senior Secured Convertible Note issued January 31, 2012 to HCP Fund (incorporated by reference to Exhibit 10.12 to the Issuer’s Current Report on Form 8-K filed on June 30, 2015).
34	Allonge No. 1 to the Issuer’s Senior Secured Convertible Note issued January 31, 2012 to Hybrid Fund (incorporated by reference to Exhibit 10.13 to the Issuer’s Current Report on Form 8-K filed on June 30, 2015).
35	Allonge No. 1 to the Issuer’s Senior Secured Convertible Note issued January 16, 2014 to HCP Fund (incorporated by reference to Exhibit 10.14 to the Issuer’s Current Report on Form 8-K filed on June 30, 2015).
36	Allonge No. 1 to the Issuer’s Senior Secured Convertible Note issued January 16, 2014 to Hybrid Fund (incorporated by reference to Exhibit 10.15 to the Issuer’s Current Report on Form 8-K filed on June 30, 2015).
37	Allonge No. 1 to the Issuer’s Senior Secured Convertible Notes issued February 17, 2015 to HCP Fund and certain investors (incorporated by reference to Exhibit 10.16 to the Issuer’s Current Report on Form 8-K filed on June 30, 2015).

CUSIP NO. 141743104	13D	Page 19 of 20

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 6, 2015

HEALTHCOR MANAGEMENT, L.P.

By: HealthCor Associates, LLC, its general partner

By:	/s/ Anabelle Perez Gray
Name: Anabelle Perez Gray
Title: General Counsel

HEALTHCOR HYBRID OFFSHORE GP, LLC, for itself and as general partner on behalf of HEALTHCOR HYBRID OFFSHORE MASTER FUND, L.P.

By: HealthCor Group, LLC, its general partner

By:	/s/ Anabelle Perez Gray
Name: Anabelle Perez Gray
Title: General Counsel

HEALTHCOR ASSOCIATES, LLC

By:	/s/ Anabelle Perez Gray
Name: Anabelle Perez Gray
Title: General Counsel

HEALTHCOR GROUP, LLC

By:	/s/ Anabelle Perez Gray
Name: Anabelle Perez Gray
Title: General Counsel

HEALTHCOR PARTNERS MANAGEMENT, L.P.

By: HealthCor Partners Management GP, LLC, its general partner

By:	/s/ Anabelle Perez Gray
Name: Anabelle Perez Gray
Title: General Counsel

CUSIP NO. 141743104	13D	Page 20 of 20

HEALTHCOR PARTNERS MANAGEMENT GP, LLC

By:	/s/ Anabelle Perez Gray
Name: Anabelle Perez Gray
Title: General Counsel

HEALTHCOR PARTNERS L.P., for itself and as general partner on behalf of HEALTHCOR PARTNERS FUND, L.P.

By: HealthCor Partners GP, LLC, its general partner

By:	/s/ Anabelle Perez Gray
Name: Anabelle Perez Gray
Title: General Counsel

HEALTHCOR PARTNERS GP, LLC

By:	/s/ Anabelle Perez Gray
Name: Anabelle Perez Gray
Title: General Counsel

JEFFREY C. LIGHTCAP, Individually

/s/ Jeffrey C. Lightcap

JOSEPH HEALEY, Individually

/s/ Joseph Healey

ARTHUR COHEN, Individually

/s/ Arthur Cohen